BB

DD 5/29/13

[redacted]

SECUR[barcode]ION

13025040

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/2012 (MM/DD/YY) AND ENDING 03/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Purshe Kaplan Sterling Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Corporate Woods Blvd
(No. and Street)

Albany (City) NY (State) 12211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Peter Purcell 518-436-3536
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Slocum DeAngelus & Associates P. C.
(Name – *if individual, state last, first, middle name*)

974 Albany Shaker Road (Address) Latham, (City) NY (State) 12210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 6/5/13

OATH OR AFFIRMATION

I, J. Peter Purcell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Purshe Kaplan Sterling Investments, Inc., as of March, 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

KATHERINE M. FLOUTON
Notary Public, State of New York
No. 01FL5068617
Qualified in Schenectady County
Commission Expires ~~Nov. 4, 20~~ 1/8/2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PURSHE KAPLAN STERLING INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2013 AND 2012

SLOCUM, DEANGELUS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PURSHE KAPLAN STERLING INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2013 AND 2012

PURSHE KAPLAN STERLING INVESTMENTS, INC.

TABLE OF CONTENTS

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying statements of financial condition of Purshe Kaplan Sterling Investments, Inc. (a New York corporation) as of March 31, 2013 and 2012, and the related statements of income, changes in stockholder's equity and changes in liabilities subordinated to the general claims of creditors, cash flows and supplementary income statement schedules for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Purshe Kaplan Sterling Investments, Inc. as of March 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Slocum DeAngelus & Associates, P.C.

Slocum DeAngelus & Associates, P.C.

May 10, 2013
Albany, New York

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2013 AND 2012

ASSETS

	2013	2012
CURRENT ASSETS		
Cash and cash equivalents	$ 1,806,918	$ 1,730,939
Receivables -		
Clearing broker	206,952	236,804
Accrued commissions	3,578,510	2,707,780
Other	39,129	26,784
Prepaid expenses	12,506	14,309
Total current assets	5,644,015	4,716,616
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $ 207,278 and $ 164,054 in 2013 and 2012, respectively	208,567	195,762
OTHER ASSETS		
Cash deposited with clearing broker	175,000	175,000
Security deposits	16,882	16,882
Total other assets	191,882	191,882
TOTAL ASSETS	$ 6,044,464	$ 5,104,260

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013	2012
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 4,616,461	$ 3,852,944
Notes payable - current	15,822	31,382
Income taxes payable	28,596	46,098
Total current liabilities	4,660,879	3,930,424
LONG-TERM LIABILITIES		
Notes payable – long-term	3,402	19,224
Deferred income taxes	60,479	56,572
Subordinated loan – Parent company	150,000	150,000
Total long-term liabilities	213,881	225,796
TOTAL LIABILITIES	4,874,760	4,156,220
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, 200 shares no par value authorized, issued and outstanding	10,000	10,000
Additional paid in capital	119,028	119,028
Retained earnings	1,040,676	819,012
Total stockholder's equity	1,169,704	948,040
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 6,044,464	$ 5,104,260

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2013 AND 2012

	2013	2012
REVENUES		
Mutual fund commissions	$ 19,819,618	$ 18,054,941
Variable annuities, insurance and other product commissions	13,002,725	9,527,668
Securities commissions	4,478,509	4,085,425
Fee income	496,400	300,999
Interest and other income	37,761	51,473
Total revenues	37,835,013	32,020,506
COST OF REVENUES (Supplementary schedule)	31,124,524	26,589,874
GROSS PROFIT	6,710,489	5,430,632
OPERATING EXPENSES		
Rent	370,335	350,277
Administrative payroll and benefits	2,533,053	2,128,660
General and administrative (Supplementary schedule)	3,417,596	2,569,600
Total operating expenses	6,320,984	5,048,537
NET INCOME FROM OPERATIONS	389,505	382,095
INTEREST EXPENSE	(26,297)	(28,283)
PROVISION FOR TAXES	(141,544)	(136,801)
NET INCOME	$ 221,664	$ 217,011

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AND
CHANGES IN LIABILITIES SUBORDINATED TO THE GENERAL CLAIMS OF CREDITORS
FOR THE YEARS ENDED MARCH 31, 2013 AND 2012

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance-March 31, 2011	$ 10,000	$ 119,028	$ 602,001	$ 731,029
Net income	-0-	-0-	217,011	217,011
Balance-March 31, 2012	10,000	119,028	819,012	948,040
Net income	-0-	-0-	221,664	221,664
Balance-March 31, 2013	$ 10,000	$ 119,028	$ 1,040,676	$ 1,169,704

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance – March 31, 2012	$ 150,000
Additional Loans	-0-
Balance – March 31, 2013	$ 150,000

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 221,664	$ 217,011
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	64,111	52,916
(Increase) decrease in:		
Receivables -		
Clearing broker	29,852	(14,988)
Accrued commissions	(870,730)	(678,669)
Other	(12,345)	(3,441)
Prepaid expenses	1,803	(1,249)
Increase (decrease) in:		
Accounts payable and accrued expenses	763,517	741,470
Deferred income taxes	3,907	12,468
Income taxes payable	(17,502)	10,353
Net cash provided by operating activities	184,277	335,871
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase furniture and equipment	(76,916)	(63,043)
CASH FLOW FROM FINANCING ACTIVITIES		
Principal payments on long term debt	(31,382)	(31,618)
NET INCREASE IN CASH AND CASH EQUIVALENTS	75,979	241,210
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	1,730,939	1,489,729
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 1,806,918	$ 1,730,939

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2013	2012
INCOME TAXES PAID		
Provision for income taxes per statement of income	$ 141,544	$ 136,801
Adjustments related to deferred income taxes	(3,907)	(12,468)
Adjustments related to income taxes payable	17,502	(10,353)
TOTAL INCOME TAXES PAID	$ 155,139	$ 113,980
INTEREST PAID	$ 26,297	$ 28,283

NON CASH INVESTING AND FINANCING ACTIVITIES

During year ended March 31, 2012 the company financed the purchase of telephone equipment through a capital lease. The financed amount of the purchase totaled $30,617.

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
SUPPLEMENTARY INCOME STATEMENT SCHEDULES
FOR THE YEARS ENDED MARCH 31, 2013 AND 2012

	2013	2012
COST OF REVENUES		
Independent agent commissions	$ 26,353,774	$ 21,461,944
Sales and trading salaries	2,427,239	2,891,869
Professional liability insurance	839,043	674,712
Fees and regulatory	482,385	524,644
Clearing and execution	459,651	480,798
Payroll taxes and benefits	449,814	434,644
Retirement plan	112,618	121,263
Total cost of revenues	$ 31,124,524	$ 26,589,874
GENERAL AND ADMINISTRATIVE		
Management services	$ 1,986,659	$ 1,353,194
Communication and technology	420,286	336,567
Payroll and data processing	151,796	138,775
Travel	90,620	82,555
Postage	89,643	85,814
Insurance	86,555	85,095
Computer supplies	82,000	97,892
Other	75,040	55,558
Professional fees	71,086	26,346
Telephone	67,605	59,815
Office	64,489	54,051
Depreciation	64,111	52,916
Meals and entertainment	59,170	52,393
Customer statements	44,597	40,422
Utilities	33,080	28,030
Equipment rental and repair	18,052	17,760
Advertising and promotion	12,807	2,417
Total general and administrative	$ 3,417,596	$ 2,569,600

The accompanying notes are an integral part of the financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Purshe Kaplan Sterling Investments, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

NATURE OF OPERATIONS

The Company is a broker/dealer of securities registered under the Securities Exchange Act of 1934 and the Commodity Exchange Act (CEAct). The Company clears all of its customers' transactions through National Financial Services, LLC, ("NFS") another registered broker/dealer, on a fully disclosed basis. The Company has a deposit with NFS of $ 175,000 pursuant to its clearing agreement.

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company", a New York State limited liability company).

METHOD OF ACCOUNTING

Revenues and related broker expenses are recorded on a trade date basis.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Money market fund cash balances are included as cash and cash equivalents.

ACCOUNTS RECEIVABLE

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If, in the future, management determines that amounts may be uncollectible, an allowance will be established and operations will be charged when that determination is made.

DEPRECIATION

Depreciation is provided by using the straight-line method for book purposes and accelerated rated for income tax purposes over varying useful lives from 3 to 7 years. Depreciation expense totaled $ 64,111 and $ 52,916 for the years ended March 31, 2013 and 2012, respectively.

USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

COMPENSATED ABSENCES

Compensated absences are paid as incurred on an annual basis and do not carry over to future years. Accordingly, no accrual for such costs has been made in these statements.

INCOME TAXES

The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. This accounting policy is in accordance with FASB ASC 740, income taxes. FASB ASC 740-10 clarifies the accounting for before being recognized in the financial statements. With few exceptions, the Company is no longer subject to U.S. Federal, state or local income tax examinations by tax authorities for years before 2009.

INCOME TAXES (continued)
The Company provides for income taxes using the applicable statutory rates. The components of income taxes for the years ended March 31, 2013 and 2012 are as follows:

	2013	2012
Current income tax expense	$ 137,637	$ 124,333
Deferred income tax expense	3,907	12,468
Total income tax expense	$ 141,544	$ 136,801

The Company does business in most states within the United States and accordingly, pays a minimum tax to each of them.

Deferred income taxes relate to certain items being depreciated at an accelerated rate for income tax purposes and at the straight-line rate for book purposes resulting in a future tax liability.

SUBSEQUENT EVENTS
Subsequent events have been evaluated through May 10, 2013, which is the date the financial statements were available to be issued.

(2) COMMITMENTS

The Company is headquartered in Albany, New York. The Company also maintains a disaster recovery site in Schenectady, New York and a Co-location for data in Albany, New York. All premises are leased under the terms of non-cancelable operating leases.

Location	Expiration Date	Base Annual Rent
Albany, New York	October 31, 2019	$ 440,913
Albany, New York	December 15, 2015	22,500
Schenectady, New York	May 31, 2012	3,700

Base annual rent does not include contractually billed additional incurred operating expenses. The Company has entered into sub-leasing agreements with other affiliated companies and received $ 54,097 and $ 60,697 for the years ended March 31, 2013 and 2012, respectively. Rent is shown net of sublease income on the statements of income. In December 2012 the Company modified the lease for the headquarters in Albany to include additional space. The new base rent will increase when the space becomes available in July, 2013. The base amounts reflect the minimum amount under the new lease.

The future aggregate minimum rental payments under all leases are as follows:

Year Ended March 31,	Amount
2014	$ 464,030
2015	463,413
2016	459,663
2017	440,913
2018	440,913

(3) NOTES PAYABLE

The Company leases certain equipment under capital lease financing agreements. The terms of the capital leases are as follows:

	2013	2012
Dell Financial 36 month 9.5% interest capital lease secured by computer equipment. Matures July, 2013	$ 5,616	$ 26,793
Dell Financial 36 month zero percent capital lease secured by computer equipment. Matures July, 2014.	13,608	23,813
Total notes payable	19,224	50,606
Less current portion	15,822	31,382
Total notes payable long-term	$ 3,402	$ 19,224

The future principal payments under the capital leases are as follows:

Year Ended March 31,	Amount
2014	$ 15,822
2015	3,402
Total	$ 19,224

Interest paid on the capital leases for the years ended March 31, 2013 and 2012 were $3,485 and $5,408, respectively.

(4) RETIREMENT PLAN

The Company maintains a 401(K) retirement plan for the benefit of its employees. Contributions to the plan by the Company are limited to a maximum of 3% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate. Company contributions to the plan amounted to $112,618 and $ 121,263 in 2013 and 2012, respectively.

(5) RELATED PARTY TRANSACTIONS

The Company pays its Parent Company fees to cover management costs. The total fees charged to the Company amounted to $ 2,530,000 and $ 1,812,500 in 2013 and 2012, respectively.

The Company receives reimbursement from two affiliates also owned by its parent company to cover operating costs. Reimbursements received for these costs totaled $ 1,328,765 and $ 1,017,957 in 2013 and 2012, respectively. Costs and expenses are shown net of these reimbursements on the statements of income.

(5) RELATED PARTY TRANSACTIONS (continued)

The Company purchases certain of its insurance coverage against errors and omissions risk from a related company that is licensed and regulated under the laws of the British Virgin Islands. Independent registered representatives of PKS elect coverage from this affiliate or another carrier of their own choosing whose coverage meets PKS' adequacy standards. Policy premiums paid to this affiliate by PKS and its independent registered representatives of approximately \$ 709,473 and \$ 545,938 were paid in 2013 and 2012, respectively.

(6) LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

In September, 2005, the Company borrowed \$ 150,000 from its parent company. The note and its related terms, which include interest at the annual rate of 15%, were found acceptable by FINRA as a satisfactory subordination agreement. Accordingly, the note principal amount is allowed as net capital in the computation described in Note (8). Interest paid pursuant to the subordination agreement was \$22,812 and \$22,875 for 2013 and 2012, respectively.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and CFTC Regulation 1.17, which requires the Company to maintain a minimum net capital of \$ 250,000. Additionally, aggregate indebtedness can not exceed 1500% of net capital.

	2013	2012
Computed net capital, including subordinated note	\$ 644,891	\$ 542,897
Aggregate indebtedness, excluding subordinated note	733%	738%

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required to be made.

The Company is under contractual obligation with its clearing broker to maintain net capital of \$ 350,000 for both 2013 and 2012.

(8) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

SLOCUM DeANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATIONS UNDER COMMODITY EXCHANGE ACT (CEAct)

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying financial statements of Purshe Kaplan Sterling Investments, Inc. as of and for the years ended March 31, 2013 and 2012, and have issued our report thereon dated May 10, 2013. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibit I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission and Regulation 1.17 under CEAct. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Slocum DeAngelus & Associates, P.C.
SLOCUM DeANGELUS & ASSOCIATES, P.C.

May 10, 2013
Albany, New York

PURSHE KAPLAN STERLING INVESTMENTS, INC.
SUPPLEMENTARY FINANCIAL INFORMATION
MARCH 31, 2013 AND 2012

EXHIBIT I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND CFTC REGULATION 1.17

NET CAPITAL

	2013	2012
Total stockholder's equity	$ 1,169,704	$ 948,040
Add- Liabilities subordinated to claims of creditors	150,000	150,000
Total stockholder's equity	1,319,704	1,098,040
Deductions -		
Commissions aged or unallowable	351,439	285,942
Other receivables	39,129	26,784
Security deposits	16,882	16,882
Funds reserved for regulatory fees	10,767	14,458
Prepaid expenses	12,506	14,309
Fixed assets	205,165	174,695
Total deductions	635,888	533,070
Net capital before haircuts on money market accounts	683,816	564,970
Haircuts on money market accounts	38,925	22,073
Net capital	644,891	542,897
Net capital requirement (Based on aggregate indebtedness if greater than $250,000)	314,984	267,081
Excess net capital	$ 329,907	$ 275,816

AGGREGATE INDEBTEDNESS

	2013	2012
Accounts payable and accrued expenses	$ 4,635,685	$ 3,903,550
Income tax payable	89,075	102,670
Total aggregate indebtedness	$ 4,724,760	$ 4,006,220
Ratio of aggregate indebtedness to net capital	7.33 to 1.00	7.38 to 1.00

Note: There are no material differences between the preceding computation and the companies corresponding unaudited part II of form X-17a-5 as of March 31, 2013 and 2012.

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

In planning and performing our audit of the financial statements of Purshe Kaplan Sterling Investments, Inc. (the Company), as of and for the years ended March 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at March 31, 2013 and 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Slocum, DeAngelus & Associates, PC

SLOCUM, DeANGELUS & ASSOCIATES, P.C.

May 10, 2013
Albany, New York

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2012 to March 31, 2013, which were agreed to by Purshe Kaplan Sterling Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Purshe Kaplan Sterling Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Purshe Kaplan Sterling Investments, Inc.'s management is responsible for Purshe Kaplan Sterling Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from their operating account noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2013, with revenues reported on the FOCUS reports for the period from April 1, 2012 to March 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the period from April 1, 2012 to March 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to the reconciliation of total revenue and deductions to determination of SIPC Net Operating Revenues noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers reconciliation of total revenue and deductions to determination of SIPC Net Operating Revenues supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Slocum DeAngelus & Associates, PC

SLOCUM DEANGELUS & ASSOCIATES, P.C.

May 10, 2013
Albany, New York